EXHIBIT 99.1

Coastal.com's Exclusive Derek Cardigan Eyeglasses Brand Introduces First Edition Grammar Collection

VANCOUVER, British Columbia, Jan. 11, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal") (Nasdaq:COA) (TSX:COA) (Stockholm:COA), the leading online retailer of vision care products, announced today that its exclusive Derek Cardigan eyeglasses brand has introduced a first edition Grammar Collection. The first edition Grammar Collection takes you back to English 101 with eyeglasses designs that feature unique and iconic colon and semi-colon symbols on the temples.

Coastal.com introduced the Derek Cardigan brand three years ago and it has since become the company's bestselling brand. Since its launch, Coastal.com has sold more than 100,000 Derek Cardigan frames to customers who are seeking a unique vintage style of prescription eyeglasses or sunglasses.

"We've been blown away by the reception that our Derek Cardigan eyeglasses have received from our customers, commented Aaron Magness, Coastal.com's VP of Marketing. The success of the Derek Cardigan line highlights Coastal.com's ability to develop and market leading fashion brands to our growing base of more than four million vision corrected customers. You'll see us continually evolve and expand our product offering to address the needs of our customers looking for style, value and the very best possible customer experience."

Derek Cardigan eyeglasses are also featured in the highly ranked music videos "I Cry" by Flo Rida and "Brand New Me" by Alicia Keys.

Coastal.com's other exclusive eyeglasses brands include Joseph Mark, LOVE and Kam Dhillon.

About Coastal Contacts

Coastal Contacts Inc. is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

Cautionary Note Regarding Forward-Looking Statements

This News Release may contain "forward-looking statements" as defined in the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning the business, operations and financial performance and condition of Coastal. Statements that are not historical fact are forward-looking statements. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should," "likely," "potential," "continue," "project," "forecast," "prospects," and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements include statements relating to: Coastal's perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; Coastal's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and Coastal's perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about Coastal's business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal's expectations regarding forward-looking statements or information contained herein include, among others: that Coastal will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel. The foregoing list of assumptions is not exhaustive. Readers are cautioned that forward-looking statements or information are only predictions, and that Coastal's actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal's ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in its distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products Coastal sells; competition and dependence on the internet as well as those risks described in the securities filings of Coastal.

Although Coastal believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Coastal's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof. Coastal does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com